Exhibit 12.1
COMPUTATION OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	Year Ended December 31,
	2008	2007	2006	2005	2004

Fixed charges — interest expensed	$2,144,378	$2,663,456	$2,672,910	$2,070,177	$1,079,291

Earnings
Income before assessments	$108,125	$177,235	$167,751	$329,977	$88,757
Fixed charges	2,144,378	2,663,456	2,672,910	2,070,177	1,079,291

Total earnings	$2,252,503	$2,840,691	$2,840,661	$2,400,154	$1,168,048

Ratio of earnings to fixed charges	1.05	1.07	1.06	1.16	1.08